Exhibit 10.27

AMENDMENT

TO

CHANGE IN CONTROL AGREEMENT

AGREEMENT by and between **PARKWAY PROPERTIES, INC.**, a Maryland corporation (the "Company"), with offices at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39225-4647, and _____ (the "Executive"), an individual residing at_____, dated as of the 3rd day of November, 2006.

WHEREAS, the Company entered into an agreement designated the Change in Control Agreement with the Executive, dated as of the 22nd day of August, 2003; and

WHEREAS, due to a proofreading error, a line was dropped from the definition of "Change in Control" in Section 2 of the Change in Control Agreement.

NOW THEREFORE, the parties, for good and valuable consideration and intending to be legally bound, agree as follows:

1.   Part (C)(i) of the definition of Change in Control in Section 2(b) is amended by the insertion of the phrase "of each surviving entity) more than 50 percent of the combined voting power of the voting securities of the Company or of such surviving entity," so that part (C)(i) as amended shall read as follows:

(i)   a merger or consolidation that would result in the voting securities of the Company outstanding immediately before the merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of such surviving entity) more than 50 percent of the combined voting power of the voting securities of the Company or of such surviving entity outstanding immediately after such merger or consolidation or …

2.   The change to the Change in Control Agreement described in paragraph 1 is effective November 3, 2006.

IN WITNESS WHEREOF, the Executive has set his hand to this Agreement and the Company has caused this Agreement to be executed as of the day and year first above written.

PARKWAY PROPERTIES, INC.

By_____

EXECUTIVE

_____